      As filed with the Securities and Exchange Commission on June 7, 2002
                                  File No. 70
                                             --------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        ---------------------------------

                                SCANA CORPORATION
                              SCANA SERVICES, INC.
                              SCANA RESOURCES, INC.
                          SCANA ENERGY MARKETING, INC.
                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                    PUBLIC SERVICE COMPANY OF NORTH CAROLINA
                                1426 Main Street
                         Columbia, South Carolina 29201
  (Name of company or companies filing this statement and address of principal executive offices)

   --------------------------------------------------------------------------
                                SCANA CORPORATION

 (Name of top registered holding company parent of each applicant or declarant)

                        ---------------------------------

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201

                     (Name and address of agent for service)

                    -----------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                William J. Harmon
                              Michael G. Strohmeier
                           Jones, Day, Reavis & Pogue
                           77 West Wacker, Suite 3500
                                Chicago, IL 60601
                                 (312) 782-3939

                                TABLE OF CONTENTS

Item 1.   Description of the Proposed Transaction.............................1

          A.      Introduction and General Request............................1

                  1.       Introduction.......................................1

                  2.       General Request....................................1

          B.      Description of the Parties to the Transaction...............1

          C.      Detailed Description of Approval Sought.....................1

          D.      Rule 54.....................................................3

Item 2.   Fees, Commissions and Expenses......................................3

Item 3.   Applicable Statutory Provisions.....................................4

Item 4.   Regulatory Approvals................................................4

Item 5.   Procedure...........................................................4

Item 6.   Exhibits and Financial Statements...................................4

          A.      Exhibits....................................................4

          B.      Financial Statements........................................5

Item 7.   Information as to Environmental Effects.............................5

Signature ....................................................................6

ITEM 1.  Description of the Proposed Transaction

         A.     Introduction and General Request

                1.       Introduction

         SCANA Corporation ("SCANA"), a South Carolina corporation and holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeks authorization and approval of the Securities and Exchange Commission (the "Commission") to expand the energy-related products and services currently provided by its non-utility subsidiary SCANA Resources, Inc. ("SCANA Resources") for customers including certain customers of SCANA's electric utility company South Carolina Electric & Gas Company ("SCE&G"), its gas utility company Public Service Company of North Carolina ("PSNC") and its gas marketer SCANA Energy Marketing, Inc. ("Energy Marketing"). Certain aspects of such services will be conducted by SCANA Services, Inc. ("SCANA Services"). SCANA, SCANA Resources, SCE&G, PSNC, Energy Marketing and SCANA Services are hereinafter collectively referred to as the "Applicants".

                2.       General Request

         Applicants seek authorization and approval of the Commission for SCANA Resources to expand its service to residential customers to provide bill payment protection.

         B.     Description of the Parties to the Transaction

         SCE&G, a South Carolina corporation and wholly-owned subsidiary of SCANA, is a regulated public utility company engaged in the generation, transmission, distribution and sale of electricity to nearly 540,000 retail and wholesale customers and in the purchase and sale of natural gas to approximately 267,000 retail customers central and southern South Carolina.

         PSNC, a South Carolina corporation and wholly-owned subsidiary of SCANA, is a regulated public utility company engaged in the transport, distribution and sale of natural gas to approximately 370,000 customers in 95 cities and communities in the north, central, Piedmont and western area of North Carolina.

         SCANA Resources is a South Carolina corporation and wholly-owned subsidiary of SCANA. SCANA Resources conducts energy-related businesses and provides energy-related services such as the development of remote electric and gas meter reading technology; the development of efficient gas heating and cooling equipment; the offerings via e-commerce of gas and electricity to commercial customers in selected markets; the offering of commercial, energy efficient lighting installation; and the installation and maintenance of standby, electric generators for fiber optic systems.

         SCANA Services, a South Carolina corporation and wholly-owned subsidiary of SCANA, provides administrative, management and other services to the subsidiaries and business units within the SCANA system.

         Energy Marketing, a South Carolina corporation and wholly-owned subsidiary of SCANA, markets electricity, natural gas and other light hydrocarbons primarily in the southeastern United States, Energy Marketing also provides energy-related risk management services to products and customers. Through its SCANA Energy division, Energy Marketing markets natural gas in Georgia's deregulated retail natural gas market.

         C.      Detailed Description of Approval Sought

         SCANA Resources has provided various services related to the energy industry for several years. In the order approving the merger between SCANA and PSNC(1), the Commission agreed that the businesses conducted by SCANA Resources, in accordance with prior Commission precedent, are retainable.

         SCANA Resources now desires to develop a new energy-related service and provide bill payment protection to customers including customers of SCE&G, PSNC and Energy Marketing in North Carolina, South Carolina and Georgia. SCANA Resources is planning to offer to its customers insurance covering their monthly electric and/or gas bills, including bills from SCE&G, PSNC and Energy Marketing, up to $250 a month for up to six months should the customer become unemployed or twelve months should the customer become disabled. Monthly benefits will be paid directly to the customer who may use the funds to pay bills from SCE&G, PSNC and Energy Marketing. The customer is also insured in the event of accidental death in the amount of $10,000. SCANA Resources expects to provide such service through a contractual agreement with a third party, unaffiliated licensed insurance company. Customers will be required to pay a fixed monthly fee for the bill payment protection that will be assessed with their monthly utility bill. The utility (including SCE&G, PSNC or Energy Marketing) will collect the premium and remit it to SCANA Resources. SCANA Resources in turn will remit the premiums to the insurance company, less SCANA Resources' fee.

         Certain aspects of the services may be administered by SCANA Services. All intercompany services that are subject to Rules 80 through 95 under the Act will be provided in accordance with Rules 90 and 91 under the Act.

         Although bill payment protection does not fit squarely within Rule 58(b)(1)(vii), or any of the other Rule 58 exemptions, we believe there is ample Commission precedent for permitting this type of service. In particular, in Cinergy Corp., Public Utility Holding Co. Act Release No. 26662 (February 7,
1997), Cinergy Corp. was authorized to form a new nonutility subsidiary company, Cinergy Solutions, Inc., which, directly or indirectly, would market a wide variety of energy-related products to nonassociate customers, including "utility bill insurance - utility bill payment protection, for a monthly fee for a specified number of months, in the event the customer becomes unemployed, disabled or dies."(2) Similarly, in Columbia Energy Group, Public Utility Holding Co. Act Release No. 26498 (March 25, 1996), Columbia Energy Group was authorized to offer certain consumer programs, including "bill payment insurance for up to


--------
        (1) SCANA Corporation, Public Utility Holding Co. Act Release No. 27133 (Feb. 9, 2000) (the "Merger Order").

        (2) See also, Conectiv, Inc., Public Utility Holding Co. Act Release No. 26832 (Feb. 25, 1998) (permitting, inter alia, the retention of Solutions "utility bill insurance" services).

$400 a month for six months if the customer becomes unemployed, disabled or dies." Ameren Corporation was also authorized to retain Union Electric Development Company and CIPSCO Investment Company, both of which are providing bill payment insurance to their customers, when it acquired Union Electric Company and Central Illinois Public Service Company in 1997(3) and was more recently was authorized to form special-purpose subsidiaries to engage in such activities.(4)

         Finally, Applicants believe that the request is limited in scope and would enable SCE&G, PSNC, Energy Marketing and SCANA Resources to better serve the needs of their customers and to protect the SCANA companies as well as their customers from temporary hardships.

         Therefore, Applicants respectfully request authority to provide bill payment protection to customers as described herein.

         D.     Rule 54.

         Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. Neither SCANA nor any of its subsidiaries presently has, or as a consequence of the proposed transaction will have, an interest in any EWG or FUCO. Consequently, all applicable requirements of Rule 53 (a) - (c) under the Act are satisfied as required by Rule 54 under the Act.

ITEM 2.         Fees, Commissions and Expenses

Estimated Legal Fees and Expenses                              $5,000
Estimated Miscellaneous Expenses                              $10,000
                                                              -------
         Total                                                $15,000
                                                              -------








----------------
         (3) See Ameren Corporation, Public Utility Holding Company Act Release No. 26809 (Dec. 30, 1997).

         (4) See Ameren Corporation, Public Utility Holding Company Act Release No. 27053 (July 23, 1999).

ITEM 3.           Applicable Statutory Provisions

         Sections 9(a), 10 and 11 of the Act and Rules 54, 90 and 91 are considered applicable to the proposed expansion of services as requested by Applicants. To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4.           Regulatory Approvals

         No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5.           Procedure

         The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission issued and published the requisite notice under Rule 23 with respect to this Application-Declaration dated June __, 2002; such notice specifying June __, 2002 as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.           Exhibits and Financial Statements

         A.       Exhibits

         -------------------- --------------------------------------------------- -----------------------------------
             EXHIBIT NO.                   DESCRIPTION OF DOCUMENT                         METHOD OF FILING
         -------------------- --------------------------------------------------- -----------------------------------
         A                    Inapplicable                                        NA
         -------------------- --------------------------------------------------- -----------------------------------
         B                    Inapplicable                                        NA
         -------------------- --------------------------------------------------- -----------------------------------
         C                    Inapplicable                                        NA
         -------------------- --------------------------------------------------- -----------------------------------
         D                    Inapplicable                                        NA
         -------------------- --------------------------------------------------- -----------------------------------
         E                    Inapplicable                                        NA
         -------------------- --------------------------------------------------- -----------------------------------
         F-1                  Preliminary opinion of counsel to SCANA             Filed by amendment
         -------------------- --------------------------------------------------- -----------------------------------
         F-2                  Past tense opinion of counsel to SCANA              Filed by amendment
         -------------------- --------------------------------------------------- -----------------------------------
         G                    Form of Notice of filing                            Filed herewith
         -------------------- --------------------------------------------------- -----------------------------------


         B.       Financial Statements

         -------------------- --------------------------------------------------- -----------------------------------
            STATEMENT NO.                        DESCRIPTION                               METHOD OF FILING
         -------------------- --------------------------------------------------- -----------------------------------
          FS-1                 Consolidated Balance Sheet of SCANA Corporation     Incorporated by reference to the
                               as of March 31, 2002                                filing of SCANA Corporation on
                                                                                   Form 10-Q for the period ended
                                                                                   March 31, 2002
         -------------------- --------------------------------------------------- -----------------------------------
          FS-2                 Consolidated Statement of Income of SCANA           Incorporated by reference to the
                               Corporation for the period ended March 31, 2002     filing of SCANA Corporation on
                                                                                   Form 10-Q for the period ended
                                                                                   March 31, 2002
         -------------------- --------------------------------------------------- -----------------------------------

ITEM 7.           Information as to Environmental Effects

         The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    June 7, 2002
                                      SCANA CORPORATION

                                      By /s/ H. Thomas Arthur
                                         -----------------------
                                      Name: H. Thomas Arthur
                                      Title:  Senior Vice President and
                                              General Counsel


                                      SCANA SERVICES, INC.
                                      SCANA RESOURCES, INC.
                                      SCANA ENERGY MARKETING, INC.
                                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                      PUBLIC SERVICE COMPANY OF NORTH CAROLINA

                                      BY SCANA CORPORATION

                                      By /s/ H. Thomas Arthur
                                         -----------------------
                                      Name: H. Thomas Arthur
                                      Title:  Senior Vice President and
                                              General Counsel








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